EXHIBIT 99.1

Endeavour Silver Appoints New Director of Investor Relations

VANCOUVER, British Columbia, Nov. 01, 2017 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announced today the appointment of Galina Meleger as Director of Investor Relations. Ms. Meleger has over 10 years’ diverse experience in investor relations and corporate communications for publicly traded companies in the resource sector. Galina will be working with the senior management team to elevate the visibility of Endeavour Silver in the capital markets in order to maximize shareholder value.

Bradford Cooke, CEO and Director of Endeavour Silver commented, “I am pleased to welcome Galina to our management team. Galina joins our Company at a key juncture as we transition from optimizing mature mines to building new mines. Her experience and skills will assist us in expanding our brand awareness and communicating our strategy to grow production and reduce costs.”

Most recently, Ms. Meleger worked for Newmarket Gold and subsequently Kirkland Lake Gold, as a result of a business combination to form a mid-tier gold mining company with underground gold mines in Canada & Australia, where she was Director of Corporate Communications. Prior to that, Galina worked for KGHM, a Polish based major mining company, in a communications role overseeing the North and South American division, comprising of six mines and three development projects. From 2010 to 2015, Galina worked for Copper Mountain Mining, responsible for investor relations and corporate communications. Galina studied at the British Columbia Institute of Technology (BCIT), completing a Business Diploma in Financial Management and is a licensed Corporate Social Responsibility practitioner.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver’s shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Galina Meleger, Director of Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in the future including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.